SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 16th,  2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

Ducati Motor Holding Announces 2006 First Quarter Results

	01/01/06- 31/03/06	01/01/05- 31/03/05	Var %

Revenues	78.2	81.9	-4.5%
EBITDA	11.3	7.9	43.4%
Net result	1.5	(2.6)
Net Debt	(141.2)	(159.2)	-11.3%
(Million Euro)

Bologna, May 15th, 2006 – The Board of Directors of Ducati Motor Holding S.p.A. (Borsa Italiana: DMH; NYSE: DMH) approved today the financial results for the first quarter ended March 31, 2006.

Revenues for the first quarter of 2006 were Euro 78.2 million, down 4.5% compared to Euro 81.9 million in the same period in 2005. This was due to a reduction in motorcycle sales, offset by a positive product mix, increased sales in accessories, as well as a positive exchange rate effect. 7,337 units were sold in the period. Revenues from motorcycles for the period decreased 8.6% to Euro 60.2 million against the same period last year and accounted for 77.0% of total revenues. Motorcycle-related products, including spare parts, accessories and apparel, amounted to Euro 16.9 million, up 9.9% on the first quarter of 2005.

Gross margin for the period amounted to Euro 24.2 million or 31.0% of revenues versus Euro 17.9 million or 21.8% over the same period last year, due to a positive product mix, increased accessories sales, as well as a positive exchange rate effect.

EBITDA was Euro 11.3 million for the period and accounted for 14.5% of revenues, versus 9.6% in the same period last year.

Operating result (EBIT) was a profit of Euro 6.0 million versus a Euro 2.1 million profit for the same period in 2005, due to the above-mentioned factors.

At EBT level, the result was a profit of Euro 5.3 million versus a loss of Euro 0.4 million in the same period in 2005.

Net result for the first quarter 2006 was a profit of Euro 1.5 million compared to a loss of Euro 2.6 million in the first quarter of 2005.

Company net debt as of March 31, 2006 was Euro 141.2 million, an improvement compared to Euro 159.2 million on March 31, 2005 and an improvement of Euro 4.2 million versus December 31, 2005, which is in line with the seasonality of sales.

As of March 31, 2006, the Company’s net assets were Euro 122.0 million.

For the first quarter of 2006, unofficial Ducati registrations were up 3.3% on the same period of last year. Registrations in Japan were up by 30%, in the US by 19%, in the non-subsidiary countries by 18%, and in Germany by 3%, while they were down in France (-3%), Italy (-6%), Benelux (-25%) and the UK (-32%).

“2006 is off to a strong start, both in terms of financial results as well as on the racetrack. The transition from TPG to InvestIndustrial as the controlling shareholders has been successfully completed and the Company refinancing has seen positive input from the banks, headed by UniCredit,” announced Federico Minoli, Ducati’s Chairman and Chief Executive Officer. “The Company has the financial resources and renewed enthusiasm to face future challenges with passion and confidence.”

Enrico D’Onofrio, Chief Financial Officer for Ducati, added, “Thanks to a favourable product and geographic mix, the first quarter of 2006 sees a return to profit and an improved net financial position on last year. However, year-end forecast remains prudent and our main objective for 2006 is to reduce stock in our dealer network and improve structural costs.”

As of March 31, 2006 the Company did not hold any treasury shares.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release is not an offer to invest in Italy, according to Art. 1, letter (t) of the Italian legislative Decree no. 58 of February 24th, 1998, or in any other country. This press release cannot be transmitted or distributed to any persons in the United States or in any country where its distribution is not allowed without the express approval from the relevant authorities.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact:

Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy
e-mail: federico.strano@ducati.com
Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended

	March, 31 2006	March, 31 2005	March, 31 2006	March, 31 2005

Net Revenues (Euro in thousands, US$ in thousands)
Motorcycles	€60,162	€65,791	$72,821	$79,633
Spare Parts, Accessories, Apparel	16,912	15,389	20,470	18,627
Other	1,104	702	1,336	850

Total Net Revenues	€78,178	€81,882	$94,627	$99,110

			% Change

Ducati Units
Motorcycle shipments:
North America	2,502	1,710	46.3%
Main European market	2,845	4,997	(43.1)%
Japan	555	513	8.2%
Rest of World	1,435	1,745	(17.8)%

Total	7,337	8,965	(18.2)%

			% Change

Motorcycle product mix:
Superbike	1,147	2,120	(45.9)%
Supersport	176	259	(32.0)%
Sport Naked	3,933	4,174	(5.8)%
Sport Touring	550	389	41.4%
Multistrada	666	2,023	(67.1)%
Sport Classic	865	0	n.a.

Total	7,337	8,965	(18.2)%

			% Change

Unofficial Motorcycle Registrations:
North America	1,670	1,404	18.9%
Main European market	4,382	4,755	(7.8)%
Japan	640	494	29.6%
Rest of World	1,473	1,253	17.6%

Total	8,165	7,906	3.3%

Ducati Motor Holding Group
Profit & Loss
(Euro in thousands, US$ in thousands, except for shares)

	Three Months Ended		Three Months Ended

	March, 31 2006	March, 31 2005	March, 31 2006	March, 31 2005	Percent Change

Revenues (net)	€78,178	€81,882	$94,627	$99,110	(4.5)%
Cost of goods sold	(53,954)	(64,004)	(65,306)	(77,470)

Gross Margin	24,224	17,878	29,321	21,640	35.5%
Other operating revenues	7,036	8,333	8,516	10,086
SG&A expenses	(25,193)	(23,737)	(30,494)	(28,731)
Other operating income and expenses	(68)	(400)	(82)	(484)
Operating result	5,999	2,074	7,261	2,511	189.2%
Financing expense, net	(666)	(2,494)	(806)	(3,019)

Profit/(loss)before income taxes and min.interest	5,333	(420)	6,455	(508)	(1369.8)%
Income Tax	(3,800)	(2,206)	(4,600)	(2,670)	72.3%

Net Result including minority interests	1,533	(2,626)	1,855	(3,178)	(158.4)%
Minority Interests	(3)	(1)	(4)	(1)	200.0%

Net Result for the Group	1,530	(2,627)	1,851	(3,179)	(158.2)%
Shares outstanding	159,360,037	158,826,407	159,360,037	158,826,407

Other Financial Data					Percent Change

Motorcycles Produced (Units)	9,068	9,616			(5.7)%
Motorcycles Sold (Units)	7,337	8,965			(18.2)%
Unofficial Registrations (Units)	8,165	7,906			3.3%
EBITDA	11,300	7,881	13,678	9,538	43.4%
EBITDA Margin	14.5%	9.6%

Note: On March 31, 2006 US$1 = 0,8262 Euros

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts )

	Period ended 31.03.2006		Period ended 31.12.2005

	€ 000%		€ 000%

Current assets
Cash and cash equivalents	40,701		53,017
Trade receivables, net	110,227		102,232
Inventories	94,333		81,380
Other current assets	10,259		9,217

Total current assets	255,520	54.0%	245,846	53.1%

Non current assets
Property, plant and equipment -net	64,765		66,556
Goodwill and intangible assets with indefinite useful lives	86,050		86,050
Other intangible fixed assets net	43,314		39,665
Equity investments	20		20
Deferred tax assets	22,709		24,662
Other long-term assets	373		386

Total non current assets	217,231	46.0%	217,339	46.9%

Total assets	472,751	100%	463,185	100%

Current liabilities
Short-term bank borrowings	57,647		64,148
Accounts payable - trade	94,626		85,203
Income and other taxes payables	6,762		5,537
Other current liabilities	24,511		20,202
Provisions for risks and charges - current portion	17,295		18,621

Total current liabilities	200,841	42.5%	193,711	41.8%

Long-term liabilities
Long-term debt, net of
current portion	124,230		125,824
Employee benefits	9,596		9,669
Deferred income taxes	14,529		13,697
Provision for risks and charges - long term portion	1,501		1,525

Total long-term liabilities	149,856	31.7%	150,715	32.5%

Total liabilities	350,697	74.2%	344,426	74.4%

Shareholders’ equity
Capital stock	82,867		82,867
Other reserves	77,321		75,559
Retained earnings (losses)	(39,684)		1,780
Results for the period	1,530		(41,464)

Total Group Shareholders’ equity	122,034	25.8%	118,742	25.6%

Minority interests	20		17
Total liabilities and shareholders’ equity	472,751	100%	463,185	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Period ended 31.03.2006		Period ended 31.12.2005

	$000%		$000%

Current assets
Cash and cash equivalents	49,264		64,172
Trade receivables	133,419		123,742
Inventories	114,181		98,502
Other current assets	12,417		11,156

Total current assets	309,281	54.0%	297,572	53.1%

Non-current assets
Property, plant and equipment - net	78,392		80,559
Goodwill and intangible assets with indefinite useful lives	104,155		104,155
Other intangible fixed assets - net	52,427		48,011
Equity investments	24		24
Deferred tax assets	27,487		29,851
Other long-term assets	451		467

Total non-current assets	262,936	46.0%	263,067	46.9%

Total assets	572,217	100%	560,639	100%

Current liabilities
Short-term bank borrowings	69,776		77,645
Accounts payable - trade	114,535		103,130
Income and other taxes payables	8,185		6,702
Other current liabilities	29,668		24,452
Provisions for risks and charges - current portion	20,934		22,539

Total current liabilities	243,098	42.5%	234,468	41.8%

Long-term liabilities
Long-term debt, net of
current portion	150,368		152,297
Employee benefits	11,615		11,703
Deferred income taxes	17,586		16,579
Provision for risks and charges - long term portion	1,816		1,846

Total long-term liabilities	181,385	31.7%	182,425	32.5%

Total liabilities	424,483	74.2%	416,893	74.4%

Shareholders’ equity
Capital stock	100,302		100,302
Other reserves	93,589		91,457
Retained earnings (losses)	(48,033)		2,155
Results for the period	1,852		(50,188)

Total Group Shareholders’ equity	147,710	25.8%	143,726	25.6%

Minority interests	24		20
Total liabilities and shareholders’ equity	572,217	100%	560,639	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Euro in thousands)

		Period ended 31.03.2006 € 000	Period ended 31.03.2005 € 000

Cash flow generated by operating activities
Net profit (loss) for the year		1,530	(2,627)
Change in cumulative translation adjustment		(135)	660
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
-	Non cash items for stock options	197	231
-	Amortisation, depreciation	5,301	5,807
-	Taxes paid	(50)	(134)
Change in operating assets and liabilities
-	Working capital	(11,525)	(9,070)
-	Effects of IAS 39 and 32 adoption from 1 January 2005		(3,219)
-	Other current assets	(1,042)	(1,158)
-	Other current liabilities	4,309	3,269
-	Due to tax authorities	1,275	1,014
-	Deferred tax assets	1,953	1,291
-	Deferred tax liabilities	832	54
-	Employee benefits	(73)	337
-	Provisions for risks and charges	(16)	—
-	Restructuring reserve	(1,334)	—

Net cash generated by operating activities (A)		1,222	(3,545)

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment		(1,728)	(1,317)
Net change in intangible fixed assets		(5,462)	(3,791)
Disposal from property, plant and equipment		31	23
Other fixed assets		13	(47)

Net cash used in investing activities (B)		(7,146)	(5,132)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)		(5,924)	(8,677)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt		(7,903)	1,434
Interests paid		(192)	(735)
Change in minority interests		3	1
Increase in share capital and reserves		1,700	—

Change in cash generated by financing activities		(6,392)	700

Increase (decrease) in cash on hand, bank deposits and securities		(12,316)	(7,977)

Cash and cash equivalents, beginning of year		53,017	49,327

Cash and cash equivalents, end of period/ year		40,701	41,350

Ducati Motor Holding S.p.A.
Consolidated Statements of Cash Flow
(Dollar in thousands)

		Period ended 31.03.2006 $ 000	Period ended 31.03.2005 $ 000

Cash flow generated by operating activities
Net profit (loss) for the year		1,852	(3,180)
Change in cumulative translation adjustment		(163)	798
Adjustments to reconcile net profit (loss) with the movements of funds generated by (used in) operating activities
-	Non cash items for stock options	238	280
-	Amortisation, depreciation	6,416	7,029
-	Taxes paid	(61)	(162)
Change in operating assets and liabilities
-	Working capital	(13,950)	(10,978)
-	Effects of IAS 39 and 32 adoption from 1 January 2005		(3,896)
-	Other current assets	(1,261)	(1,402)
-	Other current liabilities	5,216	3,957
-	Due to tax authorities	1,543	1,227
-	Deferred tax assets	2,364	1,563
-	Deferred tax liabilities	1,007	65
-	Employee benefits	(88)	408
-	Provisions for risks and charges	(19)	—
-	Restructuring reserve	(1,615)	—

Net cash generated by operating activities (A)		1,479	(4,291)

Cash flow (used in) generated by investing activities
Net change in property, plant and equipment		(2,092)	(1,594)
Net change in intangible fixed assets		(6,611)	(4,589)
Disposal from property, plant and equipment		37	27
Other fixed assets		15	(56)

Net cash used in investing activities (B)		(8,651)	(6,212)

Cash flow generated from operating activities, net of cash used in investing activities (A-B)		(7,172)	(10,503)

Cash flow (used in) generated by financing activities
Change in short-term and long-term debt		(9,566)	1,736
Interests paid		(232)	(889)
Change in minority interests		4	1
Increase in share capital and reserves		2,058	—

Change in cash generated by financing activities		(7,736)	848

Increase (decrease) in cash on hand, bank deposits and securities		(14,908)	(9,655)

Cash and cash equivalents, beginning of year		64,172	59,705

Cash and cash equivalents, end of period/ year		49,264	50,050

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 16th, 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations